SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED In statements fileD pursuant to rule 13d-1(A) and amendments thereto filed pursuant to Rule 13d-2(A)

GEXA CORP.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

374398204

(CUSIP Number)
Edward F. Tancer
Vice President and General Counsel
FPL Group, Inc.
700 Universe Boulevard
Juno Beach, FL 33408
(561) 694-4000
(Name, address and telephone number of person authorized
to receive notices and communications)

with copies to:

Thomas R. McGuigan, P.A. Steel Hector & Davis LLP 1900 Phillips Point West 777 South Flagler Drive West Palm Beach, Florida 33401 (561) 650-7200	Ira N. Rosner Greenberg Traurig, P.A. 1221 Brickell Avenue Miami, Florida 33131 (305) 579-0500

March 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ ..

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 374398204	13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS FPL Group, Inc. 59-2449419
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	3,655,435 ()
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,655,435
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%
14	TYPE OF REPORTING PERSON CO

1  No shares of common stock, par value $.01 per share, of GEXA Corp. have been purchased, directly or indirectly, by the reporting person. Rather, the reporting person may be deemed to have beneficial ownership of the shares reported herein pursuant to a voting agreement (as described in the Introduction and in Items 3 and 4 of this Statement), entered into in connection with an agreement and plan of merger (as described in the Introduction to this Statement) pursuant to which it is proposed that GEXA Corp. would become an indirect wholly-owned subsidiary of the reporting person, as more fully described herein. Any such beneficial ownership is expressly denied by the reporting person.

INTRODUCTION

No shares of common stock, par value $.01 per share (the "Common Stock"), of GEXA Corp., a Texas corporation ("GEXA"), have been purchased, directly or indirectly, by the reporting person. FPL Group, Inc., a Florida corporation ("FPL Group"), is making this filing solely because it may be deemed to have beneficial ownership of the shares reported herein pursuant to the Voting Agreement (as defined below).

On March 28, 2005, GEXA, FPL Group, FRM Holdings, LLC and WPRM Acquisition Subsidiary, Inc. ("Merger Sub"), entered into an Agreement and Plan of Merger, dated as of March 28, 2005 (the "Merger Agreement"), a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference. Pursuant to the Merger Agreement, subject to the satisfaction or waiver of the conditions therein, Merger Sub will merge with and into GEXA (the "Merger"). As a result of the Merger, GEXA will become an indirect wholly-owned subsidiary of FPL Group.

At the effective time of the Merger (the "Effective Time"), each share of GEXA Common Stock issued and outstanding immediately prior to the Effective Time (other than treasury shares) will be cancelled and automatically converted into the right to receive $6.88, payable in shares of validly issued, fully paid and non-assessable shares of FPL Group common stock, based on an exchange ratio equal to the quotient (rounded to four decimal points) obtained by dividing $6.88 by the average of the daily closing sale prices of FPL Group common stock for the 10 consecutive trading days ending on the third business day (including such third business day) immediately prior to the closing date of the Merger. In addition, at the Effective Time, each option and warrant to purchase shares of GEXA Common Stock outstanding immediately prior to the Effective Time will be assumed by FPL Group and converted into the right to purchase shares of FPL Group common stock with corresponding adjustments to the amount of shares for which such options and warrants may be exercised and the exercise price based upon the foregoing exchange ratio, but otherwise will remain unchanged except that vesting of the options and warrants will be accelerated at the Effective Time.

Completion of the Merger is subject to the satisfaction of a number of conditions, including the approval of the Merger Agreement by the holders of shares of Common Stock of GEXA. In connection therewith, certain shareholders of GEXA (each, a "Shareholder" and collectively, the "Shareholders") entered into a Voting Agreement with FPL Group (the "Voting Agreement"), a copy of which is attached hereto as Exhibit 2 and incorporated by reference, pursuant to which each Shareholder has agreed that, at any meeting of the shareholders of GEXA, however called, and in any action by consent of the shareholders of GEXA, such Shareholder will vote (or cause to be voted) the shares of Common Stock held of record (to the extent such person also has the right to vote such shares) or beneficially owned (to the extent such person also has the right to vote such shares) by such Shareholder in favor of the Merger, the Merger Agreement (as amended from time to time) and the transactions contemplated by the Merger Agreement. In the event that any Shareholder fails to so vote, the Voting Agreement provides for the grant of a proxy to FPL Group (or its designees) to vote and otherwise act with respect to such shares of GEXA Common Stock at any meeting of shareholders or consent in lieu of any such meeting or otherwise, on the Merger, the Merger Agreement and the transactions contemplated thereby. Under the terms of the Voting Agreement, if a Shareholder acquires the right to vote any additional shares of Common Stock, the Voting Agreement shall be applicable to such additional shares.

Each Shareholder further agreed that, (i) such Shareholder will not, or permit any person under such Shareholder's control to, enter into any voting agreement or grant a proxy or power of attorney with respect to the shares of Common Stock held of record or beneficially owned by such Shareholder or form any "group" for purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or the rules promulgated thereunder, in each such case, which is inconsistent with the Voting Agreement, and (ii) except as set forth in the Merger Agreement, such Shareholder will not (x) solicit, initiate, encourage (including by way of furnishing information or assistance) or take any other action to facilitate, any inquiry or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Transaction Proposal (as defined in the Merger Agreement) or agree to or endorse any Transaction Proposal or (y) propose, enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to any other person any information with respect to its business, properties or assets or any of the foregoing, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing.

Each Shareholder further agreed that, except as set forth in the Voting Agreement, such Shareholder will not (i) tender any shares of Common Stock, (ii) sell, assign or transfer record or beneficial ownership of any of the shares of Common Stock, or (iii) further pledge, hypothecate or otherwise dispose of any shares of Common Stock.

The Voting Agreement terminates upon the earlier to occur of (i) the closing of the transactions contemplated by the Merger Agreement and (ii) the date the Merger Agreement is terminated in accordance with its terms.

The description of the transactions summarized above are qualified in their entirety by reference to the Exhibits attached hereto.

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the common stock, par value $.01 per share (defined above as the "Common Stock"), of GEXA Corp., a Texas corporation (defined above as "GEXA"). The principal executive offices of GEXA are located at 20 Greenway Plaza, Suite 600, Houston, Texas 77046.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c), (f). This Statement is filed by FPL Group, Inc., a Florida corporation (defined above as "FPL Group"). FPL Group is a public utility holding company exempt from substantially all of the provisions of the Public Utility Holding Company Act of 1935, as amended. Its principal subsidiary, Florida Power & Light Company ("FPL"), is a rate-regulated utility engaged in the generation, transmission, distribution and sale of electric energy.  FPL Group Capital Inc, a wholly-owned subsidiary of FPL Group, holds the capital stock and provides funding for FPL Group's operating subsidiaries other than FPL.  The business activities of these other operating subsidiaries primarily consist of the wholesale electric generation business of FPL Energy, LLC ("FPL Energy").

The name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each executive officer and director of FPL Group are set forth in Schedule 1 hereto, which is incorporated herein by reference.

(d)  During the last five years, neither FPL Group nor, to the best of its knowledge, any of the persons listed on Schedule 1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  Except as set forth in Schedule 1 hereto, during the last five years, neither FPL Group nor, to the best of its knowledge, any of the persons listed on Schedule 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No shares of GEXA's Common Stock have been purchased, directly or indirectly, by FPL Group. Rather, as an inducement and a condition to its entering into the Merger Agreement, FPL Group and the Shareholders have entered into the Voting Agreement, pursuant to which the Shareholders have agreed to vote their respective shares of Common Stock in favor of the Merger Agreement (as more fully described in the Introduction of this Statement, which is incorporated by reference herein).

ITEM 4. PURPOSE OF TRANSACTION.

No shares of GEXA's Common Stock have been purchased, directly or indirectly, by FPL Group. FPL Group could be deemed to have "acquired" beneficial ownership of the shares of Common Stock to which this Statement relates only in the sense that it and the Shareholders have entered into the Voting Agreement (as described in the Introduction of this Statement, which is incorporated by reference herein) in order to facilitate the Merger pursuant to the Merger Agreement. Except as specifically set forth herein, FPL Group disclaims beneficial ownership over any shares of the Common Stock, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any shares of the Common Stock.

Inasmuch as GEXA would become an indirect wholly-owned subsidiary of FPL Group as a result of the Merger, each of Paragraphs (a) through (j) of Item 4 of Schedule 13D may be applicable to the transactions contemplated by the Merger Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)  FPL Group may be deemed to beneficially own 3,655,435 outstanding shares of Common Stock as a result of entering into the Voting Agreement, which, based on calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act and there being 10,063,160 shares of Common Stock outstanding on March 28, 2005 (as represented to FPL Group by GEXA in the Merger Agreement), represents approximately 36.3% of the outstanding Common Stock. To the knowledge of FPL Group, none of the persons identified in Schedule 1 beneficially owns any securities of GEXA. Except as specifically set forth herein, FPL Group disclaims beneficial ownership over any shares of the Common Stock, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any shares of the Common Stock. FPL Group disclaims membership in any group with respect to the Common Stock, by virtue of FPL Group's execution of the Voting Agreement or otherwise.

(b)  As a result of entering into the Voting Agreement, FPL Group may be deemed to have shared power to vote or to direct the vote of the shares of Common Stock herein reported as beneficially owned by it.

The Shareholders share the power to vote the shares of Common Stock herein reported as beneficially owned by FPL Group. The following paragraphs provide the applicable information required by Item 2 with respect to each of the Shareholders, which information is based on information disclosed by GEXA and the Shareholders in their respective public filings with the Securities and Exchange Commission and on information provided by the Shareholders to FPL Group:
Neil M. Leibman	20 Greenway Plaza, Suite 600
Houston, Texas 77046
Neil M. Leibman ("Leibman"), a U.S. Citizen, is the Chairman and Chief Executive Officer of GEXA.

Sundowner Holdings Inc.	20 Greenway Plaza, Suite 600
Houston, Texas 77046
State of Organization: Texas
Mr. Leibman is the controlling person of Sundowner Holdings Inc.

Madison Leibman Neil M.
Leibman Custodian	20 Greenway Plaza Suite 600
Houston Texas 77046
Madison Leibman, a U.S. citizen, is Mr. Leibman's minor child.

Andrew Leibman, Neil M.	20 Greenway Plaza, Suite 600
Leibman Custodian	Houston, Texas 77046
Andrew Leibman, a U.S. citizen, is Mr. Leibman's minor child.

Adrianne Leibman, Neil M.	20 Greenway Plaza, Suite 600
Leibman Custodian	Houston, Texas 77046
Adrianne Leibman, a U.S. citizen, is Mr. Leibman's minor child.

Boxer Capital Ltd.	20 Greenway Plaza, Suite 600
Houston, Texas 77046
State of Organization: Texas
Mr. Leibman is the controlling person of Boxer Capital Ltd.

Neil M. Leibman IRA	20 Greenway Plaza, Suite 600
Houston, Texas 77046

Amy Picket Leibman IRA	20 Greenway Plaza, Suite 600
Houston, Texas 77046
Mrs. Amy Picket Leibman is Mr. Leibman's wife.

David K. Holeman	20 Greenway Plaza, Suite 600
Houston, Texas 77046
Mr. Holeman, a U.S. citizen, is the Chief Financial Officer and Secretary of GEXA.

Don S. Aron	109 North Post Oak Lane, Suite 500
Houston, Texas 77024
Mr. Aron, a U.S. citizen, is a private investor.

Dan C. Fogarty	2130 Looscan Lane
Houston, Texas 77019
Mr. Fogarty, a U.S. citizen and a director of GEXA, is aprincipal of Fogarty Klein Monroe, a full service marketing and advertising agency, 7155 Old Katy Road, Suite 100, Houston, Texas 77024.

Stuart C. Gaylor	7807 Main Street
Houston, Texas 77030
Mr. Gaylor, a U.S. citizen and a director of GEXA, is the President of Al's Formal Wear of Houston, Ltd., 7807 Main Street, Houston, Texas 77030.
7807 Main Street

Gaylor Investment	Houston, Texas 77030
Trust Partnership	State of Organization: Texas
Stuart C. Gaylor is the controlling person of Gaylor Investment Trust Partnership.

Tom D. O'Leary	800 Bering Drive, Suite 100
Houston, Texas 77057
Mr. O'Leary, a U.S. citizen, is the President of PDS Group and PDS Management Group, LLC, a project development and construction management company, 800 Bering Drive, Suite 100, Houston, Texas 77057.

Robert C. Orr, Jr.	5908 Bayou Glen Road
Houston, Texas 77057
Mr. Orr, a U.S. citizen, is the sole proprietor of a real estate investment firm.

To the knowledge of FPL Group, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

To the knowledge of FPL Group, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(c)  Neither FPL Group nor, to its knowledge, any of the persons identified on Schedule 1, has effected any transactions in GEXA's Common Stock during the past 60 days, except as set forth herein.

(d)  To the knowledge of FPL Group, only the Shareholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of GEXA reported herein as beneficially owned by FPL Group.

(e)  Paragraph (e) of Item 5 is inapplicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Reference is made to the Introduction and Item 5 of this Statement, which are incorporated by reference herein, for the description of the contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement and between such persons and any person with respect to any securities of GEXA, including but not limited to the transfer or voting of any of the securities, finder fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1     Agreement and Plan of Merger, dated as of March 28, 2005, among GEXA, FPL Group, FRM Holdings, LLC and Merger Sub (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by GEXA on March 28, 2005 (Commission File No. 0-16179))

Exhibit 2      Voting Agreement, dated as of March 28, 2005, among FPL Group and the Shareholders (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by GEXA on March 28, 2005 (Commission File No. 0-16179))

SIGNATURE

After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 7, 2005

FPL Group, Inc.

By: /s/ Edward F. Tancer
Edward F. Tancer
Vice President and General Counsel

SCHEDULE 1

INFORMATION WITH RESPECT TO DIRECTORS

AND EXECUTIVE OFFICERS OF FPL GROUP

The following information sets forth the name, business address and present principal occupation of each of the directors and executive officers of FPL Group. Except as indicated below, the business address of each director and executive officer of FPL Group is 700 Universe Boulevard, Juno Beach, FL 33408. Each of the directors and executive officers of FPL Group is a citizen of the United States.

BUSINESS ADDRESS AND PRESENT
PRINCIPAL OCCUPATION
Directors of FPL Group
H. Jesse Arnelle	Of Counsel to Womble, Carlyle, Sandridge & Rice, a North Carolina based law firm 400 Urbano Drive San Francisco, CA 94127

Sherry S. Barrat	Chairman and Chief Executive Officer, Northern Trust Bank of California, N.A. c/o Northern Trust Bank of California N.A. 355 South Grand Avenue, Suite 2600 Los Angeles CA 90071

Robert M. Beall, II	Chairman and Chief Executive Officer, Beall's, Inc., the parent company of Beall's Department Stores, Inc. c/o Beall's Inc. Bradenton, FL 34206

J. Hyatt Brown	Chairman and Chief Executive Officer, Brown & Brown, Inc., an insurance broker based in Daytona Beach and Tampa, Florida c/o Brown & Brown, Inc. 213 Riverside Drive Ormond Beach, FL 32176

James L. Camaren	Chairman and Chief Executive Officer, Utilities, Inc., a water utilities company c/o Utilities, Inc. 2335 Sanders Road North Brock, IL 60062

Lewis Hay, III	President and Chief Executive Officer of FPL Group c/o FPL Group, Inc. 700 Universe Boulevard Juno Beach, FL 33408

Frederic V. Malek(*)	Chairman, Thayer Capital Partners, a merchant banking firm c/o Thayer Capital Partners 1455 Pennsylvania Avenue, N.W. Suite 350 Washington, DC 20004

Rudy E. Schupp

President and Chief Executive Officer and Director, 1st United Bank, Boca Raton, FL, and Chief Executive Officer and Director, 1st United Bancorp, Inc.
c/o 1st United Bank
One North Federal Highway
Boca Raton, FL 33432

Michael H. Thaman	Senior Vice President and Chief Financial Officer, Owens Corning, a building materials systems and composite systems company c/o Owens Corning One Owens Corning Parkway Toledo, OH 43659

Hansel E. Tookes, II	Retired c/o FPL Group, Inc. 700 Universe Boulevard Juno Beach, FL 33408

Paul R. Tregurtha

Chairman and Chief Executive Officer, Mormac Marine Group, Inc., a maritime company, and Moran Transportation Company, a tug/barge enterprise
c/o Mormac Marine Group, Inc.
One Landmark Square, Suite 710
Stamford, CT 06901

Frank G. Zarb

Chairman, Frank Zarb Associates, LLC, a consulting firm to the financial industry, and Managing Director, Hellman & Friedman, LLC, a private equity investment firm
c/o Frank Zarb Associates LLC
65 East 55th Street, 29th Floor
New York, NY 10022

Executive Officers of FPL Group

Paul I. Cutler	Treasurer

K. Michael Davis	Controller and Chief Accounting Officer

Moray P. Dewhurst	Vice President, Finance and Chief Financial Officer

Robert H. Escoto	Vice President, Human Resources

Lewis Hay, III	Chairman, President and Chief Executive Officer

Robert L. McGrath	Vice President, Engineering, Construction & Corporate Services

Armando J. Olivera	President, FPL

James L. Robo	President, FPL Energy

Antonio Rodriguez	Senior Vice President, Power Generation Division of FPL

John A. Stall	Senior Vice President, Nuclear Division of FPL

Edward F. Tancer	Vice President and General Counsel

(*)  On August 12, 2004, Mr. Malek, Thayer Capital Partners, of which Mr. Malek is the chairman, and certain of Thayer Capital Partners' affiliates settled an administrative proceeding brought by the Securities and Exchange Commission ("SEC"). The proceeding related to a consulting arrangement entered into in 1998 by a Thayer entity and an associate of the Connecticut state treasurer in connection with an investment by Connecticut pension funds in a Thayer private equity fund. Without admitting or denying the SEC's findings, Mr. Malek and Thayer entities consented to the entry of an order by the SEC finding that, because the Thayer entities and Mr. Malek failed to disclose the consulting arrangement to the investing pension funds, the Thayer entities violated portions of the Securities Act of 1933 ("Securities Act") and the Investment Advisers Act of 1940 ("Investment Advisers Act"), and Mr. Malek violated portions of the Securities Act and aided and abetted the violations of the Investment Advisers Act by the Thayer entities. The Thayer entities and Mr. Malek were censured, ordered to pay civil penalties of $150,000 and $100,000, respectively, and ordered to cease and desist from committing future violations of the relevant portions of the Securities Act and the Investment Advisers Act.